Exhibit 99.1

Puxin Limited Announces First Quarter 2020 Unaudited Financial Results

BEIJING, May 12, 2020 – Puxin Limited (NYSE: NEW) (“Puxin” or the “Company”), a successful consolidator of the after-school education industry in China, today announced its unaudited financial results for the first quarter ended March 31, 2020.

First Quarter 2020 Financial and Operational Highlights

•	Net revenues were RMB751.3 million (US$106.1 million), an increase of 22.0% from RMB615.7 million in the first quarter of 2019.
•	Operating income was RMB3.7 million (US$0.5 million), compared to operating loss of RMB136.5 million in the first quarter of 2019.
•	Adjusted operating income[1] was RMB12.1 million (US$1.7 million), compared to adjusted operating loss of RMB41.8 million in the first quarter of 2019.
•	Net loss attributable to Puxin Limited was RMB43.5 million (US$6.1 million), a decrease of 82.5% from RMB248.8 million in the first quarter of 2019.
•	Adjusted net income attributable to Puxin Limited[2] was RMB25.4 million (US$3.6 million), compared to adjusted net loss attributable to Puxin Limited of RMB73.8 million in the first quarter of 2019.
•	Adjusted EBITDA[3] was RMB65.0 million (US$9.2 million), compared to RMB(16.9) million in the first quarter of 2019.
•	Student enrollments increased by 133.4% to 938,275 from 402,061 in the first quarter of 2019.

Mr. Yunlong Sha, Chairman and Chief Executive Officer of Puxin, commented, “It has been an unusual quarter for both Puxin and China’s education industry. We are deeply grateful to the tens of thousands of medical professionals and volunteers on the frontline who have worked tirelessly to contain the coronavirus, and to all the citizens that have cooperated with the government and made tremendous sacrifices during the quarantine period, especially those in Wuhan. We are glad to see a gradual return to normalcy here in China, especially appreciative of the individuals who have kept essential services up and running during this challenging period. Puxin has also reacted quickly to the outbreak through collaboration with the Institute of Psychology, Chinese Academy of Sciences and iGet College (Dedao Daxue) to provide much-needed counseling services during this stressful time. We are proud to be able to give back at a time of challenging circumstances and are determined to get through this crisis together with our students and their families.”

Mr. Yunlong Sha continued, “In the first quarter of 2020, we successfully transitioned the offline courses to an online format. We have not only ensured that our students can complete the coursework with high satisfaction, but we have also provided an opportunity for our teachers to master the skills required for teaching small group classes online. This has further enhanced the professional development of our teaching staff for our Online-Merge-Offline (OMO) strategy. We are confident in our abilities to remain one of the leading service providers for China’s K-12 tutoring market.”

Mr. Peng Wang, Chief Financial Officer of Puxin, commented, “During the first quarter of 2020, Puxin swiftly adjusted class scheduling and enhanced online teaching capabilities. Within this quarter, our total net revenue achieved a solid growth of 22.0% year-over-year to RMB751.3 million and the gross profit increased by 25.3% year-over-year to RMB351.1 million. We appreciate the recognition from our students as we are pleased to report total enrollments of 938,275, which was a 133.4% year-over-year increase, and the retention rate reached 80.5% this quarter. The outlook for the second quarter is optimistic as the full-time schools are resuming classes and we expect our K-12 tutoring services to be reinvigorated. In the long-term, Puxin will continue to explore the full potential of Puxin Business System, to elevate our teaching quality, to drive revenue success with organic growth, M&As, and our OMO strategy. We firmly believe that Puxin will convert challenges into opportunities.”

[1]

Adjusted operating income (loss) is a non-GAAP financial measure, which is defined as operating income (loss) excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[2]

Adjusted net income (loss) attributable to Puxin Limited is a non-GAAP financial measure, which is defined as net loss attributable to Puxin Limited excluding share-based compensation expenses and loss on changes in fair value of derivative liabilities. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[3]

EBITDA is a non-GAAP financial measure, which is defined as net earnings (loss) excluding depreciation, amortization, interest expense, interest income and income tax expenses; adjusted EBITDA is a non-GAAP financial measure, which is defined as net loss excluding depreciation, amortization, interest expense, interest income, income tax expenses, share-based compensation expenses and loss on changes in fair value of derivative liabilities. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

“In the next 1-2 years, Puxin will continue to develop its core capabilities and establish a profitable and sustainable growth model. We aim to achieve flexible deployment of assets and talent of our K-12 tutoring business which has a business model with proven track record and transferable approach to enhancing profitability. This strategy is fundamental to the success of our company and the realization of shareholder values.” Mr. Peng Wang added.

Financial Results for the First Quarter of 2020

Net Revenues

Net revenues increased by 22.0% to RMB751.3 million (US$106.1 million) from RMB615.7 million in the first quarter of 2019. This increase was primarily driven by increases in student enrollments. Student enrollments increased by 133.4% from 402,061 in the first quarter of 2019 to 938,275 in the same period of 2020.

Net revenues of K-12 tutoring services increased by 43.6% to RMB546.3 million (US$77.2 million) from RMB380.5 million in the first quarter of 2019. In the first quarter of 2020, the total student enrollments of K-12 tutoring services reached 924,319, which included 357,614 student enrollments of Puxin Online School. Group class courses generated net revenues of RMB308.4 million (US$43.6 million), among which Puxin Online School contributed net revenues of RMB23.0 million (US$3.3 million). Personalized tutoring and full-time tutoring courses contributed net revenues of RMB158.0 million (US$22.3 million) and RMB79.9 million (US$11.3 million) in the first quarter of 2020, respectively. Although we have closed all of our learning centers in China since early February 2020 in response to the measures taken by the PRC government to contain the spread of novel coronavirus (“COVID-19”), we have focused on offering in-progress and new courses online and strengthened student recruitment for online courses offered in the spring semester. As a result, our student enrollments in the first quarter of 2020 continued to increase compared to 872,950 in the fourth quarter of 2019 and 402,061 student enrollments in the first quarter of 2019. However, the school closure has adversely affected our student recruitment for courses to be held in the spring semester, which could in turn adversely affect our business, financial condition and results of operations for the remainder of 2020.

Net revenues of study-abroad tutoring services decreased by 12.8% to RMB205.0 million (US$28.9 million) from RMB235.2 million in the first quarter of 2019, primarily due to the impact of COVID-19 outbreak. Study-abroad tutoring services had 13,956 student enrollments in the first quarter of 2020 compared to 16,670 in the first quarter of 2019. As COVID-19 cases have recently surged outside China, students and parents may postpone or even give up study-abroad plans due to the worldwide outbreak of the virus, which may continue to materially adversely affect the student enrollments and results of operations of our study-abroad tutoring business for the remainder of 2020.

Cost of Revenues

Cost of revenues increased by 19.3% to RMB400.3 million (US$56.5 million) from RMB335.6 million in the first quarter of 2019, primarily due to an increase in rent cost in line with the increase in our learning centers. Cost of revenues, excluding share-based compensation expenses, increased by 19.6% to RMB399.6 million (US$56.4 million) from RMB334.2 million in the first quarter of 2019.

Gross Profit and Gross Margin

Gross profit was RMB351.1 million (US$49.6 million), an increase of 25.3% from RMB280.1 million in the first quarter of 2019. Gross margin was 46.7%, compared to 45.5% for the same period in 2019.

Operating Expenses

Total operating expenses decreased by 16.6% to RMB347.4 million (US49.1 million) from RMB416.6 million in the first quarter of 2019.

Selling expenses slightly increased by 3.5% to RMB230.5 million (US$32.6 million) from RMB222.6 million in the first quarter of 2019. Selling and marketing expenses, excluding share-based compensation expenses, increased by 5.1% to RMB226.5 million (US$32.0 million) from RMB215.5 million in the first quarter of 2019, primarily due to increases in marketing expenses.

General and administrative expenses decreased by 39.7% to RMB116.9 million (US$16.5 million) from RMB194.0 million during the same period of 2019. General and administrative expenses, excluding share-based compensation expenses, increased by 5.0% to RMB113.1 million (US$16.0 million) from RMB107.8 million in the first quarter of 2019. The increases were primarily due to increases in staff compensation.

Total share-based compensation expenses allocated to related cost of revenues and operating expenses decreased by 91.1% to RMB8.4 million (US$1.2 million) from RMB94.7 million in the first quarter of 2019. The decrease was primarily due to a decrease in the number of options vested in the first quarter of 2020 compared to the first quarter of 2019.

Operating Income (Loss) and Operating Margin

Operating income was RMB3.7 million (US$0.5 million), compared to operating loss of RMB136.5 million in the first quarter of 2019. Operating margin was 0.5% in the first quarter of 2020, compared to (22.2)% for the same period in 2019.

Operating income of K-12 tutoring services was RMB35.0 million (US$4.9 million), compared to operating loss of RMB40.1 million in the first quarter of 2019 while operating margin improved to 6.4% from (10.5)%.

Adjusted operating income was RMB12.1 million (US$1.7 million), compared to adjusted operating loss of RMB41.8 million in the first quarter of 2019.

Adjusted operating margin4 was 1.6%, compared to (6.8)% in the same period of the prior year.

Net Loss

Net loss attributable to Puxin Limited was RMB43.5 million (US$6.1 million), a decrease of 82.5% from RMB248.8 million during the first quarter of 2019. Basic and diluted net loss per ADS attributable to Puxin Limited were RMB0.50 (US$0.08), compared to RMB3.02 during the same period of 2019.

Adjusted net income attributable to Puxin Limited was RMB25.4 million (US$3.6 million), compared to adjusted net loss attributable to Puxin Limited of RMB73.8 million during the first quarter of 2019. Adjusted basic and diluted net income per ADS attributable to Puxin Limited5 was RMB0.29 (US$0.04), compared to adjusted basic and diluted net loss per ADS attributable to Puxin Limited of RMB0.90 during the same period of 2019.

EBITDA

EBITDA was RMB(3.9) million (US$(0.6) million), compared to RMB(191.9) million in the first quarter of 2019.

EBITDA of K-12 tutoring services was RMB30.5 million (US$4.3 million), compared to RMB(74.9) million in the first quarter of 2019.

EBITDA margin6 was (0.5)% in the first quarter of 2020, compared to (31.2)% in the same period in 2019.

Adjusted EBITDA was RMB65.0 million (US$9.2 million), compared to RMB(16.9) million in the first quarter of 2019.

Adjusted EBITDA margin7 was 8.6%, compared to (2.7)% in the same period in 2019.

Cash and Current Bank Balances

As of March 31, 2020, the Company had total cash and cash equivalents and the current portion of restricted cash of RMB563.9 million (US$79.6 million), compared to RMB606.3 million as of December 31, 2019. The current portion of restricted cash consisted primarily of deposits with Chinese commercial banks as collateral for our bank borrowings within one-year term.

[4]

Adjusted operating margin is a non-GAAP financial measure, which is defined as adjusted operating income (loss) divided by net revenues. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[5]

Adjusted basic and diluted net income (loss) per ADS attributable to Puxin Limited is a non-GAAP financial measure, which is defined as basic and diluted net loss per ADS attributable to Puxin Limited excluding share-based compensation expenses, loss on changes in fair value of derivative liabilities. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[6]

EBITDA margin is a non-GAAP financial measure, which is defined as EBITDA divided by net revenues. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

[7]

Adjusted EBITDA margin is a non-GAAP financial measure, which is defined as adjusted EBITDA divided by net revenues. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Business Outlook

The beginning of 2020 was challenging for after-school education industry due to the outbreak of the novel coronavirus. As a result of the impact of the coronavirus outbreak, we have lowered our expectations for growth in the second quarter of 2020. Based on the information available as of the date of this press release, the Company expects net revenues for the second quarter of 2020 to be between RMB620.3 million and RMB651.9 million, which represents a decrease of 2% to an increase of 3% year-over-year. These forecasts reflect the Company's current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

Puxin’s management team will hold a conference call on May 12, 2020, at 8:00 AM U.S. Eastern Time (or 8:00 PM on the same day, Beijing/Hong Kong Time) following the quarterly results announcement. Participants may access the call by dialing the following numbers:

International:	+1-412-902-4272
Mainland China:	4001-201203
US:	+1-888-346-8982
Hong Kong:	+852-301-84992
Passcode:	Puxin

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the Puxin Limited Call. Participants will be required to state their name and company upon entering the call.

A replay of the conference call will be accessible two hours after the conclusion of the conference call through May 19, 2020 by dialing the following numbers:

International:	+1-412-317-0088
US:	+1-877-344-7529
Passcode:	10143694

A live webcast and archive of the conference call will be available on the Investor Relations section of Puxin’s website at http://ir.pxjy.com/.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars (“USD” or “US$”) at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to USD are made at the rate of RMB 7.0808 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2020 or at any other rate.

Use of Non-GAAP Financial Measures

To supplement the Company’s financial results presented in accordance with U.S. GAAP, the Company also uses non-GAAP financial measures, including adjusted operating income (loss), adjusted operating margin, adjusted net income (loss) attributable to Puxin Limited, EBITDA, adjusted EBITDA, EBITDA margin, adjusted EBITDA margin, adjusted basic and diluted net income (loss) per ADS attributable to Puxin Limited, as supplemental measures to review and assess the Company’s operating performance. Adjusted operating income (loss) is defined as operating income (loss) excluding share-based compensation expenses; adjusted operating margin is defined as adjusted operating income (loss) divided by net revenues; adjusted net income (loss) attributable to Puxin Limited is defined as net loss attributable to Puxin Limited excluding share-based compensation expenses and loss on changes in fair value of derivative liabilities; EBITDA is defined as net loss excluding depreciation, amortization, interest expense, interest income and income tax expenses; adjusted EBITDA is defined as net loss excluding depreciation, amortization, interest expense, interest income, income tax expenses, share-based compensation expenses and loss on changes in fair value of derivative liabilities; EBITDA margin is defined as EBITDA divided by net revenues; adjusted EBITDA margin is defined as adjusted EBITDA divided by net revenues; adjusted basic and diluted net income (loss) per ADS attributable to Puxin Limited are defined as basic and diluted net loss per ADS attributable to Puxin Limited excluding share-based compensation expenses and loss on changes in fair value of derivative liabilities.

The Company believes that these non-GAAP financial measures provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, investors should not consider them in isolation. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating our performance.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “would,” “expect,” “anticipate,” “future,” “intend,” “aim,” “plan,” “believe,” “estimate,” “predict,” “project,” “continue,” “confident” and similar statements. The Company may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: its goals and strategies, its ability to achieve and maintain profitability, its ability to attract and retain students to enroll in its courses, its ability to effectively manage its business expansion and successfully integrate businesses it acquired, its ability to identify or pursue targets for acquisitions, its ability to compete effectively against its competitors, its ability to improve the content of its existing courses or to develop new courses, and relevant government policies and regulations relating to the Company’s corporate structure, business and industry. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

About Puxin Limited

Puxin Limited (“Puxin” or the “Company”) is a successful consolidator of the after-school education industry in China. Puxin has a strong acquisition and integration expertise to effectively improve education quality and operational performance of acquired schools. Puxin offers a full spectrum of K-12 and study-abroad tutoring programs designed to help students achieve academic excellence, as well as prepare for admission tests and applications for top schools, universities and graduate programs in China and other countries. The Company has developed a business model effectively combining strategic acquisitions and organic growth achieved through successful post-acquisition integration, which has differentiated the Company from other after-school education service providers in China. For more information, please visit http://www.pxjy.com/.

Contacts

Puxin Limited

Phone: +86-10-6269-8930

E-mail: ir@pxjy.com

Institutional Capital Advisory (ICA)

Mr. Kevin Yang

Phone: +86-021-8028-6033

E-mail: puxin@icaasia.com

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of March 31,
	2019	2020	2020
	RMB	RMB	USD
ASSETS

Current assets
Cash and cash equivalents	256,763	181,572	25,643
Restricted cash, current portion	349,540	382,363	54,000
Inventories	13,311	14,541	2,054
Prepaid expenses and other current assets	117,148	136,701	19,306
Loan receivable, current portion	191,230	-	-
Total current assets	927,992	715,177	101,003

Non-current assets
Restricted cash, non-current portion	36,727	33,305	4,704
Operating lease right-of-use assets	1,045,941	1,041,689	147,115
Property, plant and equipment, net	298,719	292,364	41,290
Intangible assets	264,540	255,278	36,052
Goodwill	2,055,922	2,055,922	290,352
Deferred tax assets	2,199	1,735	245
Rental deposit	75,015	79,219	11,188
Loan receivable, non-current portion	-	198,877	28,087
TOTAL ASSETS	4,707,055	4,673,566	660,036

LIABILITIES

Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of RMB930,674 and RMB901,761 as of December 31, 2019 and March 31, 2020, respectively)	983,715	921,466	130,137
Income tax payable of the consolidated VIE without recourse to the Group	21,248	20,447	2,888
Deferred revenue, current portion (including deferred revenue, current portion of the consolidated VIE without recourse to the Group of RMB1,195,723 and RMB999,905 as of December 31, 2019 and March 31, 2020, respectively)	1,205,609	1,010,199	142,667
Operating lease liabilities, current portion (including operating lease liabilities, current portion of the consolidated VIE without recourse to the Group of RMB275,893 and RMB274,660 as of December 31, 2019 and March 31, 2020, respectively)	276,877	276,158	39,001
Amounts due to related parties, current portion (including amounts due to related parties, current portion of the consolidated VIE without recourse to the Group of RMB254 and RMB60,331 as of December 31, 2019 and March 31, 2020, respectively)	1,451	61,278	8,654
Bank borrowings of the consolidated VIE without recourse to the Group	318,600	420,670	59,410
Loans payable to third parties (including loans payable to third parties of the consolidated VIE without recourse to the Group of RMB292,952 and RMB309,452 as of December 31, 2019 and March 31, 2020, respectively)	413,838	446,981	63,126
Promissory note, current portion of the consolidated VIE without recourse to the Group	87,023	88,510	12,500
Total current liabilities	3,308,361	3,245,709	458,383

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	As of December 31,	As of March 31,
	2019	2020	2020
	RMB	RMB	USD

Non-current liabilities
Deferred revenue, non-current portion of the consolidated VIE without recourse to the Group	101,372	74,298	10,493
Deferred tax liabilities of the consolidated VIE without recourse to the Group	81,969	79,540	11,233
Amounts due to related parties, non-current portion (including amounts due to related parties, non-current portion of the consolidated VIE without recourse to the Group of RMB nil and RMB nil as of December 31, 2019 and March 31, 2020, respectively)	-	14,236	2,011
Franchise deposits of the consolidated VIE without recourse to the Group	2,533	2,549	360
Operating lease liabilities, non-current portion of the consolidated VIE without recourse to the Group	693,505	705,496	99,635
Promissory note, non-current portion (including promissory note, non-current portion of the consolidated VIE without recourse to the Group of RMB nil and RMB nil as of December 31, 2019 and March 31, 2020, respectively)	87,022	88,510	12,500
Derivative liabilities (including derivative liabilities of the consolidated VIE without recourse to the Group of RMB nil and RMB nil as of December 31, 2019 and March 31, 2020, respectively)	172,235	236,499	33,400

TOTAL LIABILITIES	4,446,997	4,446,837	628,015

SHAREHOLDERS’ EQUITY
Ordinary shares (par value of USD0.00005 per share; 1,000,000,000 and 1,000,000,000 shares authorized, 188,627,228 and 188,640,348 shares issued and 174,025,810 and 174,062,932 shares outstanding as of December 31, 2019 and March 31, 2020, respectively)	62	62	9
Additional paid-in capital	2,175,652	2,184,300	308,482
Statutory reserve	7,979	7,979	1,127
Accumulated other comprehensive income	68,707	71,113	10,043
Accumulated deficit	(1,991,220)	(2,034,683)	(287,352)

Total Puxin Limited shareholders’ equity	261,180	228,771	32,309
Non-controlling interest	(1,122)	(2,042)	(288)

TOTAL SHAREHOLDERS’ EQUITY	260,058	226,729	32,021

TOTAL LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY	4,707,055	4,673,566	660,036

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended March 31,
	2019	2020	2020
	RMB	RMB	USD

Net revenues	615,675	751,345	106,110
Cost of revenues (including share-based compensation expenses of RMB1,402 and RMB681 for the three months ended March 31, 2019 and 2020, respectively)	335,599	400,278	56,530

Gross profit	280,076	351,067	49,580

Operating expenses:
Selling expenses (including share-based compensation expenses of RMB7,118 and RMB3,989 for the three months ended March 31, 2019 and 2020, respectively)	222,634	230,497	32,552
General and administrative expenses (including share-based compensation expenses of RMB86,228 and RMB3,775 for the three months ended March 31, 2019 and 2020, respectively)	193,985	116,918	16,511

Total operating expenses	416,619	347,415	49,063

Operating (loss) income	(136,543)	3,652	517

Interest expense	30,039	20,853	2,945
Interest income	766	11,956	1,689
Foreign exchange loss (income)	189	(142)	(20)
Loss on changes in fair value of derivative liabilities	80,262	60,435	8,535
Other income, net	-	21,848	3,086
Loss before income taxes	(246,267)	(43,690)	(6,168)
Income tax expenses	2,493	693	98

Net loss	(248,760)	(44,383)	(6,266)
Less: Net income (loss) attributable to non-controlling interest	18	(920)	(130)

Net loss attributable to Puxin Limited	(248,778)	(43,463)	(6,136)

Net loss per share attributable to Puxin Limited
Basic and diluted	(1.51)	(0.25)	(0.04)
Net loss per ADS attributable to Puxin Limited
Basic and diluted	(3.02)	(0.50)	(0.08)

Weighted average shares used in calculating basic and diluted net loss per share	165,041,823	174,056,517	174,056,517

Note: Each ADS represents two ordinary shares.

PUXIN LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB and USD)

	For the three months ended March 31,
	2019	2020	2020
	RMB	RMB	USD

Net loss	(248,760)	(44,383)	(6,266)

Other comprehensive (loss) income, net of tax:
Change in cumulative foreign currency translation adjustments	(6,464)	2,406	340

Total comprehensive loss	(255,224)	(41,977)	(5,926)
Less: comprehensive income (loss) attributable to non-controlling interest	18	(920)	(130)

Total comprehensive loss attributable to Puxin Limited	(255,242)	(41,057)	(5,796)

PUXIN LIMITED

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(In thousands of RMB and USD, except for share, per share and per ADS data)

	For the three months ended March 31,
	2019	2020	2020
	RMB	RMB	USD

Operating (loss) income	(136,543)	3,652	517
Add: Share-based compensation expenses	94,748	8,445	1,192
Adjusted operating (loss) income	(41,795)	12,097	1,709
Adjusted operating margin	(6.8%)	1.6%	1.6%

Net loss attributable to Puxin Limited	(248,778)	(43,463)	(6,136)
Add: Share-based compensation expenses	94,748	8,445	1,192
Loss on changes in fair value of derivative liabilities	80,262	60,435	8,535
Adjusted net (loss) income attributable to Puxin Limited	(73,768)	25,417	3,591

Net loss	(248,760)	(44,383)	(6,266)
Add: Income tax expenses	2,493	693	98
Depreciation of property, plant and equipment	17,306	21,628	3,054
Amortization of intangible assets	7,767	9,262	1,308
Interest expense	30,039	20,853	2,945
Less: Interest income	766	11,956	1,689
EBITDA	(191,921)	(3,903)	(550)
EBITDA margin	(31.2%)	(0.5%)	(0.5%)
Add: Share-based compensation expenses	94,748	8,445	1,192
Loss on changes in fair value of derivative liabilities	80,262	60,435	8,535
Adjusted EBITDA	(16,911)	64,977	9,177
Adjusted EBITDA margin	(2.7%)	8.6%	8.6%

Net loss per ADS attributable to Puxin Limited - Basic and diluted	(3.02)	(0.50)	(0.08)

Adjusted net (loss) income per ADS attributable to Puxin Limited - Basic	(0.90)	0.29	0.04

Adjusted net (loss) income per ADS attributable to Puxin Limited - Diluted	(0.90)	0.29	0.04

Weighted average shares used in calculating basic net (loss) income per share	165,041,823	174,056,517	174,056,517

Weighted average shares used in calculating diluted net (loss) income per share	165,041,823	178,101,179	178,101,179

Note: Each ADS represents two ordinary shares.